Exhibit 99.1

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

HONG KONG, February 29, 2012 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announced its financial results for the third fiscal quarter ended December 31, 2011.1

Highlights of the Quarter Ended December 31, 2011

•	Revenue increased by 41.0%, from RMB106.9 million for Q3 FY2011 to RMB150.8 million (US$24.0 million) for Q3 FY2012.

•	Profit for the period increased by 48.5%, from RMB45.0 million for Q3 FY2011 to RMB66.8 million (US$10.6 million) for Q3 FY2012.

•

Adjusted profit for the period[2] (non-IFRS measure) increased by 54.4%, from RMB41.8 million for Q3 FY2011 to RMB64.5 million (US$10.2 million) for Q3 FY2012. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS was set forth in Appendix V.

•

Adjusted EBITDA[3] (non-IFRS measure) increased by 56.6%, from RMB54.4 million for Q3 FY2011 to RMB85.1 million (US$13.5 million) for Q3 FY2012. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS was set forth in Appendix VI.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2939 to US$1.00, the effective noon buying rate as of December 30, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

[2]

Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

[3]

Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

•

Basic and diluted earnings per share was RMB2.92 cents (0.46 US cents) and RMB2.91 cents (0.46 US cents), respectively, for Q3 FY2012. Basic and diluted earnings per ADS[4] was RMB146.0 cents (23.20 US cents) and RMB145.5 cents (23.12 US cents), respectively, for Q3 FY2012.

•	Cash generated from operating activities increased from RMB2.0 million for Q3 FY2011 to RMB51.9 million (US$8.2 million) for Q3 FY2012.

•	Revenue-per-mu increased by 25.7% from RMB5,764 for Q3 FY2011 to RMB7,247 for Q3 FY2012.

•	Production output increased by 13.1% from 32,318 metric tons for Q3 FY2011 to 36,536 metric tons for Q3 FY2012.

•	Our product mix shifted further towards solanaceous vegetables. Solanaceous vegetables sold to third parties in the PRC mainland increased from 47% for Q3 FY2011 to 69% for Q3 FY2012 of total revenue.

•	Average selling price (ASP) of vegetables sold to third parties in the PRC mainland increased from 3.11 RMB/kg for Q3 FY2011 to 4.02 RMB/kg for Q3 FY2012.

•	Total arable land as of December 31, 2011 was 25,618 mu (1,708 hectare), representing an increase of 3,266 mu compared to September 30, 2011, and an increase of 5,571 mu compared to December 31, 2010.

•	Total greenhouse area as of December 31, 2011 was 8,459 mu (564 hectare), representing an increase of 165 mu compared to September 30, 2011 and an increase of 3,120 mu compared to December 31, 2010.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Mr. Shing Yung Ma, the Chairman and CEO of Le Gaga, commented, “We are pleased with our performance in the third fiscal quarter. The third quarter demonstrates the competitive advantage of our greenhouse business model as we achieved a significant increase in average selling prices. Our greenhouses lead to improved quality of our products and allow us to upgrade our product mix as we are able to grow more solanaceous vegetables, including more specialty varieties. Average selling prices further benefitted from enhanced cultivation know-how leading to better quality and market inflation. Our greenhouses allowed us to capture the high prices at the end of the quarter, which were a result of the cold weather in South China, as our crops are better protected compared to open field farming. Another factor contributing to higher selling prices is our focus on packaging for developing a brand name in the wholesale markets and among our institutional customers. Going forward, we will continue to focus on high quality off-season products and further upgrade our product mix, in particular in the solanaceous product category, in which we plan to further expand production of high-end and specialty tomato and pepper varieties.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “In the third quarter we see that more greenhouses resulted in strong improvement in key performance indicators, i.e. revenue per mu and adjusted profit. Although our increased seasonality resulted in lower margins in the second quarter, which is our low season, we achieved much higher margins in the third quarter. We have generated continued strong operating cash flow, particularly in light of a significant volume of sales in December for which collection of cash were not fully reflected in the third quarter operating cashflow. We have added additional farmland during the third quarter and have started land improvement and greenhouse construction on these farmlands. Our new farm in Putian, Fujian Province, is fully in production and is already showing a productivity level comparable to our other farms, which is a testimony to our effective training and development of farm managers and workers.”

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Summary of Operating Data

	As of December 31, 2010			As of September 30, 2011			As of December 31, 2011
	Operating	Under construction or Reserved	Total	Operating	Under construction or Reserved	Total	Operating	Under construction or Reserved	Total
Arable land (1)	17,952 mu	2,095 mu	20,047 mu	20,852 mu	1,500 mu	22,352 mu	20,013 mu	5,605 mu	25,618 mu
	(1,197 hectare)	(140 hectare)	(1,337 hectare)	(1,390 hectare)	(100 hectare)	(1,490 hectare)	(1,334 hectare)	(374 hectare)	(1,708 hectare)
Greenhouse area (2)	5,339 mu	—	5,339 mu	8,294 mu	—	8,294 mu	8,459 mu	—	8,459 mu
	(356 hectare)	—	(356 hectare)	(553 hectare)	—	(553 hectare)	(564 hectare)	—	(564 hectare)
Greenhouse area as a percentage of total arable land	29.7%	—	26.6%	39.8%	—	37.1%	42.3%	—	33.0%

	Three Months Ended December 31,		Nine Months Ended December 31,
	2010	2011	2010	2011
Total production output (metric tons)	32,318	36,536	93,649	114,122
Production yield (metric tons per mu)	1.7	1.8	5.0	5.5
Revenue-per-mu (RMB) (3)	5,764	7,247	15,229	18,306

(1)	Total arable land area excludes land that we used on a temporary basis.

Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of December 31, 2011, we had 3,266 mu of newly leased land and 2,242 mu of land which we plan to return.

(2)	As of December 31, 2010, there were 929 mu bamboo-made greenhouses and 4,410 mu steel-made greenhouses.

As of September 30, 2011, there were 710 mu bamboo-made greenhouses and 7,584 mu steel-made greenhouses.

As of December 31, 2011, there were 630 mu bamboo-made greenhouses and 7,829 mu steel-made greenhouses.

(3)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we used on a temporary basis to generate the production output and revenue.

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Financial Results for the Three Months Ended December 31, 2010 and 2011

Revenue increased by RMB43.9 million, or 41.0%, from RMB106.9 million for Q3 FY2011 to RMB150.8 million (US$24.0 million) for Q3 FY2012. The increase in revenue was primarily attributable to (1) an increase in revenue-per-mu from RMB5,764 for Q3 FY2011 to RMB7,247 (US$1,151) for Q3 FY2012, which was in turn primarily due to an increase in the average selling price of our produce and (2) an increase in average operating land in Q3 FY2012 as compared to Q3 FY2011.

The increase in revenue-per-mu and average selling price for Q3 FY2012 was primarily driven by (1) increased greenhouse coverage, which leads to improved quality of our products and allows us to further improve product mix, (2) enhanced cultivation know-how, and (3) market inflation.

	Three Months Ended December 31,				Nine Months Ended December 31,
	2010		2011		2010		2011
	Revenue	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
	(%)
PRC revenue[5]
Solanaceous	47%	3.32	69%	4.54	34%	3.16	50%	3.83
Leafy	22%	2.82	16%	3.41	32%	2.57	30%	2.58
Cruciferous	16%	3.03	9%	2.71	16%	3.10	12%	2.62
Others	7%	3.01	3%	3.10	8%	2.23	2%	3.21

Sub-total	92%	3.11	97%	4.02	90%	2.82	94%	3.15
Hong Kong revenue	8%		3%		10%		6%

Total	100%		100%		100%		100%

We primarily grow solanaceous vegetables (primarily peppers and tomatoes) during the third quarter. Solanaceous vegetables generally have a higher selling price. Due to increased greenhouse coverage, more high quality solanaceous vegetables were harvested in Q3 FY2012 compared to Q3 FY2011. The production volume of leafy, cruciferous and other vegetables declined slightly in Q3 FY2012 compared to Q3 FY2011 as our product mix shifted towards solanaceous products.

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Cost of inventories sold increased by RMB40.4 million, or 43.5%, from RMB92.9 million for Q3 FY2011 to RMB133.3 million (US$21.2 million) for Q3 FY2012.

Adjusted cost of inventories sold6 (non-IFRS measure) increased by RMB12.4 million, or 37.3%, from RMB33.4 million for Q3 FY2011 to RMB45.8 million (US$7.3 million) for Q3 FY2012. Adjusted cost of inventories sold as a percentage of revenue decreased from 31.2% for Q3 FY2011 to 30.4% for Q3 FY2012, primarily due to the lower variable costs. Increased greenhouse coverage resulted in more efficient use of variable inputs such as seeds, fertilizers and direct labor, partially offset by the increase in depreciation charge, as a percentage of revenue. A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

	Three Months Ended December 31,			Nine Months Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(59,493)	(87,444)	(13,893)	(158,770)	(198,080)	(31,472)

Changes in fair value less costs to sell of biological assets	77,740	95,423	15,160	199,463	251,037	39,886

Net impact of biological assets fair value adjustment	18,247	7,979	1,267	40,693	52,957	8,414

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net gain of RMB8.0 million was recognized arising from biological assets fair value adjustment for Q3 FY2012, as compared to a net gain of RMB18.2 million recognized for Q3 FY2011.

The net gain of RMB8.0 million for Q3 FY2012 primarily arose from more solanaceous products planted, that had a higher expected selling prices as a seasonal trend, as compared to those products for Q2 FY2012 (the immediately preceding reporting period end), resulting in a positive net impact.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

The smaller positive net impact for Q3 FY2012 compared to that of Q3 FY2011 was primarily due to the change in our plantation methods of solanaceous products, with a larger fair value gain recognized in Q2 for FY2012 compared to FY2011.

Our packing expenses increased by RMB1.2 million, or 15.6%, from RMB7.6 million for Q3 FY2011 to RMB8.8 million (US$1.4 million) for Q3 FY2012, primarily due to an increase of RMB1.2 million in packing materials consumed as a result of the increased production volume of solanaceous products, which require more packaging.

Our land preparation costs increased by RMB2.3 million, or 38.0%, from RMB6.0 million for Q3 FY2011 to RMB8.3 million (US$1.3 million) for Q3 FY2012, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction.

Our selling and distribution expenses increased by RMB2.8 million, or 43.2%, from RMB6.4 million for Q3 FY2011 to RMB9.2 million (US$1.5 million) for Q3 FY2012, which was primarily due to an increase of RMB5.1 million in transportation costs, in line with the increase in our revenue, partially offset by a decrease of RMB1.7 million in salary and commission payment as concessionary sales in the Hong Kong business decreased.

Our administrative expenses decreased by RMB9.0 million, or 38.5%, from RMB23.4 million for Q3 FY2011 to RMB14.4 million (US$2.3 million) for Q3 FY2012, primarily due to the RMB8.5 million one-time IPO expenses incurred during Q3 FY2011.

We recorded income tax of RMB2.9 million (US$0.5 million) in Q3 FY2012, which was primarily due to withholding tax incurred in connection with capital gains and the distribution of earnings by the PRC subsidiaries to our offshore holding company.

As a result of the foregoing factors, profit for Q3 FY2012 increased by RMB21.8 million, or 48.5%, from RMB45.0 million for Q3 FY2011 to RMB66.8 million (US$10.6 million) for Q3 FY2012.

Our adjusted profit for the period, increased by RMB22.7 million or 54.4% from RMB41.8 million for Q3 FY2011 to RMB64.5 million (US$10.2 million) for Q3 FY2012.

Our adjusted EBITDA increased by RMB30.7 million, or 56.6%, from RMB54.4 million for Q3 FY2011 to RMB85.1 million (US$13.5 million) for Q3 FY2012.

Basic and diluted earnings per share was RMB2.92 cents (0.46 US cents) and RMB2.91 cents (0.46 US cents), respectively, for Q3 FY2012. Basic and diluted earnings per ADS was RMB146.0 cents (23.20 US cents) and RMB145.5 cents (23.12 US cents), respectively, for Q3 FY2012.

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Our operating cash inflow increased by RMB49.9 million from RMB2.0 million for Q3 FY2011 to RMB51.9 million (US$8.2 million) for Q3 FY2012, primarily due to (1) an increase in our revenue, (2) a decrease in prepayments for land sanitation and pest control projects, (3) the impact of RMB 8.5 million in offering expenses charged to the income statement in Q3 FY2011, and partially offset by (4) a higher accounts receivable balance as of December 31, 2011 as compared to December 31, 2010 due to strong December sales in 2011.

Cash used in investing activities increased by RMB51.0 million, or 103.0%, from RMB49.6 million for Q3 FY2011 to RMB100.6 million (US$16.0 million) for Q3 FY2012. The cash outflow in investing activities of RMB100.6 million for Q3 FY2012 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB100.0 million which mainly consisted of (1) payment for construction of greenhouses of RMB57.1 million, (2) payment of RMB14.2 million for agricultural infrastructure, and (3) payment for land improvements of RMB27.3 million.

Recent developments

The Company reviews the productivity and efficiency of the utilization of its resources for each of its existing farms on a regular basis. We have decided to dispose farms with a total land area of 2,242 mu during the second fiscal quarter. These farms (1) are either small and thus cannot enjoy the economies of scale we can generate at our larger farms, (2) have less productive bamboo shelters or (3) are less suitable for the current product mix of the Company (solanaceous, leafy and cruciferous products), as we have ceased production of certain products for the export market (primarily low value root crops). Of the 2,242 mu of farm land, we have signed a sales and purchase agreement in early January 2012 with a third party producer to transfer our subsidiary in Shantou, which is located in Guangdong Province, with a total land area of 1,314 mu. We are still in discussion with several interested parties regarding the disposal of the remaining 928 mu of farm land.

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Business Outlook for the fiscal quarter ending March 31, 2012

The Company estimates that its revenue for the fourth fiscal quarter ending March 31, 2012 will be between RMB140 million and RMB150 million (representing a full year revenue of RMB 517 million to RMB 527 million for fiscal year ending March 31, 2012), representing a year over year growth rate of approximately 15% to 24% (representing a full year growth rate of approximately 27 to 30% for the fiscal year ending March 31, 2012). This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on February 29, 2011 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 549 1292 (U.S. Toll Free)

•	+ 1230 020 2112 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3005 2020

•	Passcode: 135415#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. The Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. The Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Use of Non-IFRS measures

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest.

Le Gaga Third Quarter FY 2012 Earnings Release February 29, 2012

Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold was set forth in Appendix IV.

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period was set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period was set forth in Appendix VI.

Contact Information

For further information, please contact:
PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I Le Gaga Holdings Limited Unaudited Condensed Consolidated Income Statements For the three months and nine months ended December 31, 2010 and 2011

	Three Months Ended December 31,			Nine Months Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)
Revenue	106,938	150,797	23,959	285,544	377,225	59,935
Cost of inventories sold	(92,864)	(133,276)	(21,175)	(255,951)	(332,510)	(52,831)
Changes in fair value less costs to sell related to
Crops harvested during the period	16,511	41,284	6,559	126,605	141,538	22,488
Growing crops on the farmland at the period end	61,229	54,139	8,602	72,858	109,499	17,398
Total changes in fair value less costs to sell of biological assets	77,740	95,423	15,161	199,463	251,037	39,886
Packing expenses	(7,644)	(8,837)	(1,404)	(18,395)	(22,727)	(3,611)
Land preparation costs	(5,978)	(8,252)	(1,311)	(13,597)	(26,469)	(4,206)
Other income	8	695	110	122	1,595	253
Research and development expenses	(1,954)	(2,557)	(406)	(5,267)	(6,430)	(1,022)
Selling and distribution expenses	(6,419)	(9,194)	(1,461)	(16,183)	(22,964)	(3,649)
Administrative expenses	(23,353)	(14,359)	(2,281)	(56,354)	(43,537)	(6,917)
Other expenses	(1,541)	(592)	(94)	(5,157)	(8,557)	(1,360)

Results from operating activities	44,933	69,848	11,098	114,225	166,663	26,478
Finance income	2,012	2,443	388	3,023	11,266	1,790
Finance costs	(1,985)	(2,653)	(422)	(2,190)	(8,108)	(1,288)

Net finance income	27	(210)	(34)	833	3,158	502
Profit before taxation	44,960	69,638	11,064	115,058	169,821	26,980
Income tax expense	—	(2,878)	(457)	—	(3,135)	(498)

Profit for the period	44,960	66,760	10,607	115,058	166,686	26,482

Earnings per ordinary/preferred share (in cents)
Basic	2.09	2.92	0.46	6.05	7.28	1.16

Diluted	1.99	2.91	0.46	5.90	7.09	1.13

Earnings per ADS (in cents)
Basic	104.50	146.00	23.20	302.50	364.00	57.83

Diluted	99.50	145.50	23.12	295.00	354.50	56.32

Appendix II Le Gaga Holdings Limited Unaudited Condensed Consolidated Balance Sheets As of March 31 and December 31, 2011

	March 31, 2011	December 31, 2011
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	575,246	660,452	104,935
Construction in progress	24,294	76,769	12,197
Lease prepayments	2,413	1,277	203
Long-term deposits and prepayments	56,991	97,309	15,461
Biological assets	6,049	8,293	1,318
Deferred tax assets	—	2,188	348

Total non-current assets	664,993	846,288	134,462

Current assets
Biological assets	73,662	124,004	19,702
Inventories	4,608	7,415	1,178
Trade and other receivables	63,000	88,139	14,004
Cash	598,722	475,199	75,502
Assets classified as held for sale	—	20,508	3,258

Total current assets	739,992	715,265	113,644

Total assets	1,404,985	1,561,553	248,106

Equity

Capital	687,706	688,733	109,429
Reserves	592,041	746,628	118,627

Total equity	1,279,747	1,435,361	228,056

Non-current liabilities
Bank loan	78,835	75,882	12,056

Current liabilities
Bank loan	6,000	—	—
Trade and other payables	36,321	39,299	6,244
Current taxation	4,082	6,501	1,033
Liabilities classified as held for sale	—	4,510	717

Total current liabilities	46,403	50,310	7,994

Total liabilities	125,238	126,192	20,050

Total equity and liabilities	1,404,985	1,561,553	248,106

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow For the three months and nine months ended December 31, 2010 and 2011

	Three Months Ended December 31,			Nine Months Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
Profit before taxation	44,960	69,638	11,064	115,058	169,821	26,980

Adjustments for:
Amortization of lease prepayments	25	24	4	77	73	12
Depreciation	12,590	17,509	2,782	34,145	49,048	7,793
Equity settled share-based transactions	6,558	5,717	908	15,315	17,988	2,858
Changes in fair value less costs to sell of biological assets	(77,740)	(95,423)	(15,161)	(199,463)	(251,037)	(39,886)
Interest income	(80)	(380)	(60)	(193)	(727)	(116)
Interest expense	1,968	2,646	420	2,139	8,101	1,287
Net loss on disposal of property, plant and equipment	1,364	514	82	4,354	1,941	308
Impairment losses:	—			—	—
- property, plant and equipment	—	—	—	—	4,364	693
- prepayments	—	—	—	—	2,052	326
Foreign exchange gain	(1,594)	(1,709)	(271)	(3,130)	(7,606)	(1,205)

	(11,949)	(1,464)	(232)	(31,698)	(5,982)	(950)
Changes in current biological assets due to plantations	(34,802)	(44,848)	(7,126)	(95,765)	(123,434)	(19,612)
Changes in inventories, net of effect of harvested crops transferred to inventories	93,074	131,619	20,912	246,629	320,400	50,906
Increase in trade and other receivables	(4,450)	(39,950)	(6,347)	(13,264)	(23,780)	(3,778)
(Increase)/decrease in long-term deposits and prepayments	(31,609)	2,685	427	(27,902)	6,711	1,066
(Decrease)/increase in trade and other payables	(8,234)	4,371	694	9,252	15,686	2,492

Cash generated from operations	2,030	52,413	8,328	87,252	189,601	30,124
Income tax paid	—	(561)	(89)	—	(2,917)	(463)

Net cash generated from operating activities	2,030	51,852	8,239	87,252	186,684	29,661

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow For the three months and nine months ended December 31, 2010 and 2011

	Three Months Ended December 31,			Nine Months Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	80	380	60	193	727	116
Plantations of non-current biological assets	(570)	(448)	(71)	(1,316)	(1,322)	(210)
Payment for the purchase of property, plant and equipment	(2,445)	(1,082)	(172)	(7,444)	(6,141)	(976)
Payment for construction in progress and prepayments for construction works	(48,771)	(100,010)	(15,890)	(185,372)	(268,631)	(42,681)
Proceeds from disposal of property, plant and equipment and lease prepayments	2,150	570	91	12,720	5,331	847

Net cash used in investing activities	(49,556)	(100,590)	(15,982)	(181,219)	(270,036)	(42,904)

Financing activities
Repayment to a director	—	—	—	(40)	—	—
Interest paid	(2,551)	(5,072)	(806)	(6,450)	(10,450)	(1,660)
Proceeds from bank loans	—	—	—	53,632	—	—
Repayment of bank loans	—	—	—	—	(6,000)	(953)
Proceeds from exercise of share options	—	157	25	22,245	676	107
Payment for repurchase of shares	—	(10,185)	(1,618)	—	(10,185)	(1,618)
Net proceeds from issue of ordinary shares, net of issuing costs	534,891	—	—	534,891	—	—

Net cash generated from/(used in) financing activities	532,340	(15,100)	(2,399)	604,278	(25,959)	(4,124)

Net increase/(decrease) in cash	484,814	(63,838)	(10,142)	510,311	(109,311)	(17,367)

Cash at beginning of the period	163,309	540,451	85,869	139,207	598,722	95,127
Effect of foreign exchange rate changes	(6,088)	(1,414)	(225)	(7,483)	(14,212)	(2,258)

Cash at December 31	642,035	475,199	75,502	642,035	475,199	75,502

Appendix IV Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold For the three months and nine months ended December 31, 2010 and 2011

	Three Months Ended December 31,			Nine Months Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(92,864)	(133,276)	(21,175)	(255,951)	(332,510)	(52,831)
Less: biological assets fair value adjustment	59,493	87,444	13,893	158,770	198,080	31,472

Adjusted cost of inventories sold	(33,371)	(45,832)	(7,282)	(97,181)	(134,430)	(21,359)

Appendix V Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted profit for the period to profit for the period For the three months and nine months ended December 31, 2010 and 2011

	Three Months Ended December 31,			Nine Months Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	44,960	66,760	10,607	115,058	166,686	26,482

Add:
Non-cash share-based compensation	6,558	5,717	908	15,315	17,988	2,858
Impairment losses from property, plant and equipment and prepayments	—	—	—	—	6,416	1,019
Offering expenses	8,500	—	—	20,323	—	—
Less:
Net impact of biological assets fair value adjustment	(18,247)	(7,979)	(1,267)	(40,693)	(52,957)	(8,414)

Adjusted profit for the period	41,771	64,498	10,248	110,003	138,133	21,945

Appendix VI Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted EBITDA to profit for the period For the three months and nine months ended December 31, 2010 and 2011

	Three Months Ended December 31,			Nine Months Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	44,960	66,760	10,607	115,058	166,686	26,482
Add:
Amortization of lease prepayments	25	24	4	77	73	12
Depreciation	12,590	17,509	2,782	34,145	49,048	7,793
Finance costs	1,985	2,653	422	2,190	8,108	1,288
Income tax expense	—	2,878	457	—	3,135	498
Non-cash share-based compensation	6,558	5,717	908	15,315	17,988	2,858
Impairment losses from property, plant and equipment and prepayments	—	—	—	—	6,416	1,019
Biological assets fair value adjustment included in cost of inventories sold	59,493	87,444	13,893	158,770	198,080	31,472
Offering expenses	8,500	—	—	20,323	—	—
Less:
Finance income	(2,012)	(2,443)	(388)	(3,023)	(11,266)	(1,790)
Changes in fair value less costs to sell of biological assets	(77,740)	(95,423)	(15,160)	(199,463)	(251,037)	(39,886)

Adjusted EBITDA	54,359	85,119	13,525	143,392	187,231	29,746